UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2026

Jayshree S. Desai
Chief Financial Officer
Quanta Services, Inc.
2727 North Loop West
Houston, Texas 77008

Re: Quanta Services, Inc.
Form 10-K for the fiscal year ended December 31, 2025
File No. 001-13831

Dear Jayshree S. Desai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction